Exhibit 4.10
EXTENSION AGREEMENT
     This Extension Agreement is entered into this 28th day of April 2010, by and between Xenonics Holdings, Inc. (Xenonics”) and Netgain Financial, Inc. (“Negain”).
RECITALS
     A. Netgain and Xenonics entered into an agreement (the “Agreement”) dated October 10, 2009, whereby Netgain agreed to provide certain investor relations, financial public relations and marketing services to Xenonics.
     B. Section 2 of the Agreement provides that the Agreement shall be effective for a three-year period.
     C. Xenonics and Netgain desire to extend the term of the Agreement for an additional year.
AGREEMENT
1.	The term of the Agreement is hereby extended to four years from October 10, 2009.

2.	All other terms and conditions of the Agreement shall remain unchanged

3.	Xenonics agrees to issue and deliver to Netgain, upon listing with the AMEX, 300,000 shares of common stock of Xenonics.

XENONICS HOLDINGS, INC.
By:	/s/ Alan Magerman

NETGAIN FINANCIAL, INC.
By:	/s/ Brian C. Quinn